For the period ended July 31, 2004

Third Quarter
Report 2004

I am pleased to present BMO Financial Group’s
Third Quarter 2004 Report to Shareholders.

/s/ Tony Comper
Tony Comper
President and Chief Executive Officer
August 24, 2004

Annual Meeting 2005
The next Annual Meeting of Shareholders will be held
on Tuesday, February 22, 2005 in Toronto, Ontario.

Financial Highlights

(Canadian $ in millions except as noted)	For the three months ended						For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	Change from	July 31,	July 31,	Change from
	2004	2004	2004	2003	2003	July 31, 2003	2004	2003	July 31, 2003
Income Statement Highlights
Total revenue	$2,391	$2,437	$2,363	$2,369	$2,307	3.7%	$7,191	$6,750	6.6%
Total revenue (teb) (a)	2,423	2,476	2,401	2,411	2,334	3.9	7,300	6,860	6.4
Provision for credit losses	(110)	5	15	95	90	(+100)	(90)	360	(+100)
Non-interest expense	1,538	1,565	1,561	1,545	1,485	3.6	4,664	4,542	2.7
Net income	654	602	532	513	504	29.9	1,788	1,312	36.3

Common Share Data ($)
Diluted earnings per share	$1.24	$1.12	$1.00	$0.97	$0.95	$0.29	$3.36	$2.47	$0.89
Diluted cash earnings per share (a)	1.27	1.17	1.03	1.00	0.99	0.28	3.47	2.59	0.88
Dividends declared per share	0.40	0.40	0.35	0.35	0.33	0.07	1.15	0.99	0.16
Book value per share	24.31	23.82	22.87	22.09	21.92	2.39	24.31	21.92	2.39
Closing share price	55.40	51.90	57.79	49.33	44.65	10.75	55.40	44.65	10.75
Total market value of common shares ($ billions)	27.8	26.1	29.0	24.6	22.2	5.6	27.8	22.2	5.6

	As at
	July 31,	April 30,	January 31,	October 31,	July 31,	Change from
	2004	2004	2004	2003	2003	July 31, 2003
Balance Sheet Highlights
Assets	$261,944	$273,056	$265,394	$256,494	$257,685	1.7%
Net loans and acceptances	158,046	156,436	149,585	146,156	147,275	7.3
Deposits	181,059	184,927	178,069	171,551	170,902	5.9
Common shareholders’ equity	12,179	11,963	11,490	11,036	10,918	11.5

	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2004	2004	2004	2003	2003	2004	2003
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	18.7	14.8	15.2	12.9	7.3	18.7	7.3
Diluted earnings per share growth	30.5	45.5	33.3	29.3	46.2	36.0	28.0
Diluted cash earnings per share growth (a)	28.3	44.4	30.4	26.6	41.4	34.0	27.0
Return on equity	21.0	20.4	18.3	17.9	18.0	20.0	15.8
Cash return on equity (a)	21.7	21.1	19.0	18.5	18.8	20.6	16.6
Net economic profit (NEP) growth (a)	53.7	+100	94.9	74.1	+100	82.2	+100
Revenue growth	3.7	12.6	3.7	4.7	8.9	6.6	4.0
Revenue growth (teb) (a)	3.9	12.1	3.6	5.4	8.9	6.4	4.4
Non-interest expense-to-revenue ratio	64.3	64.2	66.1	65.2	64.4	64.9	67.3
Non-interest expense-to-revenue ratio (teb) (a)	63.5	63.2	65.0	64.0	63.7	63.9	66.2
Cash non-interest expense-to-revenue ratio (teb) (a)	62.4	62.2	63.9	63.1	62.6	62.8	65.0
Provision for credit losses-to-average loans and acceptances (annualized)	(0.28)	0.01	0.04	0.25	0.24	(0.08)	0.32
Gross impaired loans and acceptances-to-equity and allowance for credit losses	7.83	9.04	11.03	12.15	12.91	7.83	12.91
Cash and securities-to-total assets ratio	27.3	29.2	29.1	29.1	28.6	27.3	28.6
Tier 1 capital ratio	9.44	9.67	9.65	9.55	9.21	9.44	9.21
Credit rating
Standard & Poor’s	AA–	AA–	AA–	AA–	AA–	AA–	AA–
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	27.5	33.1	44.1	33.4	30.6	27.5	30.6
Dividend yield	2.9	3.1	2.4	2.8	3.0	2.8	3.0
Price-to-earnings ratio (times)	12.5	12.5	15.4	14.1	13.6	12.5	13.6
Market-to-book value (times)	2.28	2.18	2.53	2.23	2.04	2.28	2.04
Net economic profit ($ millions) (a)	339	302	238	221	220	879	482
Return on average assets	0.96	0.88	0.79	0.77	0.74	0.88	0.67
Net interest margin	1.87	1.74	1.87	1.85	1.81	1.83	1.86
Net interest margin (teb) (a)	1.92	1.80	1.92	1.91	1.84	1.88	1.91
Non-interest revenue-to-total revenue	46.9	51.3	46.8	47.8	47.0	48.4	45.7
Non-interest revenue-to-total revenue (teb) (a)	46.3	50.5	46.0	47.0	46.5	47.6	45.0
Non-interest expense growth	3.6	5.4	(0.7)	(3.6)	(0.2)	2.7	2.6
Total capital ratio	11.19	11.53	11.67	12.09	12.09	11.19	12.09
Tier 1 capital ratio — U.S. basis	9.10	9.28	9.25	9.17	8.79	9.10	8.79
Equity-to-assets ratio	5.8	5.5	5.4	5.5	5.4	5.8	5.4

All ratios in this report are based on unrounded numbers.

(a)	Refer to the “Non-GAAP Measures” section on pages 4 and 5 for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.

Management’s Discussion and Analysis of Operations and Financial Condition (MD&A)

Year-over-Year Operating Highlights for the Quarter:

•	Record net income of $654 million, up 30%

•	Improved credit performance and increased business volumes drive growth

•	EPS[1] of $1.24, up 31%, and cash EPS[2] of $1.27, up 28%

•	ROE of 21.0%, up from 18.0%

•	A $110 million net recovery of credit losses, consisting of a $70 million net recovery of specific losses and a $40 million reduction of the general allowance, compared with a specific provision of $90 million a year ago

•	Revenue[2] growth of 3.9% and expense growth of 3.6%

•	Productivity ratio[2] improves to 63.5% from 63.7% and cash productivity ratio[2] improves 20 basis points to 62.4%

•	Strong Tier 1 Capital Ratio of 9.44%, up from 9.21%

Year-over-Year Operating Highlights for the Year to Date:

•	EPS of $3.36, up 36%, and cash EPS of $3.47, up 34%

•	ROE of 20.0%, up from 15.8%

•	Productivity ratio improves 230 basis points to 63.9% and cash productivity ratio improves 220 basis points to 62.8%

Other Highlights:

•	Fiscal 2004 earnings and ROE now anticipated to exceed our targets of 10% to 15% EPS growth and 16% to 18% ROE

•	Fiscal 2004 specific provision for credit losses now anticipated to be $100 million or less, compared with our annual target of $500 million or less and our most recent $300 million estimate

•	Quarterly dividends increase for the second time this year, rising $0.04 or 10% to $0.44 per share, up 26% from a year ago

1	All Earnings per Share (EPS) measures in the MD&A refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section on pages 4 and 5, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in the MD&A are stated on a taxable equivalent basis.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this quarterly report, the names BMO and BMO Financial Group mean Bank of Montreal.

Summary Data

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
($ millions, except per share data and as noted)	Q3-2004	vs. Q3-2003			vs. Q2-2004			YTD-2004	vs. YTD-2003
Revenue per financial statements	2,391	84	4%		(46)	(2%	)	7,191	441	7%
Taxable equivalent basis (teb) adjustment	32	5	19%		(7)	(20%	)	109	(1)	(1%	)

Revenue (teb)(1)	2,423	89	4%		(53)	(2%	)	7,300	440	6%
Provision for credit losses	(110)	(200)	(+100%	)	(115)	(+100%	)	(90)	(450)	(+100%	)
Non-interest expense	1,538	53	4%		(27)	(2%	)	4,664	122	3%
Income taxes per financial statements	295	83	39%		45	18%		785	297	61%
Taxable equivalent basis adjustment	32	5	19%		(7)	(20%	)	109	(1)	(1%	)

Income taxes (teb)(1)	327	88	37%		38	13%		894	296	50%
Net income	654	150	30%		52	9%		1,788	476	36%

Amortization of intangible assets (after tax)	21	2	11%		2	13%		59	(2)	(3%	)
Cash net income(1)	675	152	29%		54	9%		1,847	474	35%
Earnings per share — diluted ($)	1.24	0.29	31%		0.12	11%		3.36	0.89	36%
Cash earnings per share — diluted ($)(1)	1.27	0.28	28%		0.10	9%		3.47	0.88	34%
Return on equity (ROE)	21.0%		3.0%			0.6%		20.0%		4.2%
Cash ROE(1)	21.7%		2.9%			0.6%		20.6%		4.0%
Non-interest expense-to-revenue ratio	64.3%		(0.1%	)		0.1%		64.9%		(2.4%	)
Non-interest expense-to-revenue (teb) ratio(1)	63.5%		(0.2%	)		0.3%		63.9%		(2.3%	)
Cash non-interest expense-to-revenue (teb) ratio(1)	62.4%		(0.2%	)		0.2%		62.8%		(2.2%	)
Net interest margin	1.87%		0.06%			0.13%		1.83%		(0.03%	)
Net interest margin (teb)(1)	1.92%		0.08%			0.12%		1.88%		(0.03%	)

Operating Group net income:
Personal and Commercial Client Group	272	26	10%		62	29%		728	44	6%
Private Client Group	59	20	54%		(4)	(6%	)	177	77	77%
Investment Banking Group	236	48	26%		24	11%		659	125	24%
Corporate Support, including T&S	87	56	+100%		(30)	(25%	)	224	230	+100%

BMO Financial Group net income	654	150	30%		52	9%		1,788	476	36%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 above and the Non-GAAP Measures section on pages 4 and 5, which outline the use of non-GAAP measures in this MD&A.

BMO Financial Group Third Quarter Report 2004  1

Performance Overview

BMO Financial Group net income for the third quarter ended July 31, 2004 was up 30% from a year ago. Net income was $654 million and EPS was $1.24, increasing $150 million and $0.29, respectively, from the third quarter of 2003. The increase was driven by a $200 million ($130 million after tax) improvement in credit performance, volume-based revenue growth and cost containment.

“Our net income continues to grow strongly,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group on release of results on August 24, 2004. “We have increased earnings for the ninth consecutive quarter and, although improving credit performance was a significant contributor to results, our strengths were broadly based. Both the Personal and Commercial and Investment Banking client groups contributed their highest quarterly earnings ever, while Private Client Group’s net income remained strong, despite some recent softening in equity markets.”

Net income increased $52 million or 9% from the second quarter of 2004 and EPS increased $0.12 per share or 11%. The increase was driven by a $115 million ($75 million after tax) improvement in the provision for credit losses. Origination fees and trading revenue declined, but there was strong volume growth in personal and commercial banking.

Year to date, net income of $1,788 million was up $476 million or 36% from the comparable period in 2003. Improved credit performance contributed significantly to net income growth, as the provision for credit losses was down $450 million ($293 million after tax) from the comparable period a year ago. In addition, business volumes were up strongly and net income of each of the operating groups was higher than a year ago. Private Client Group net income of $177 million was up $77 million or 77% from the comparable period in 2003, while Investment Banking Group net income of $659 million was $125 million or 24% higher, as both benefited from the more favourable capital markets environment. Personal and Commercial Client Group net income of $728 million was $44 million or 6% higher. The benefits of the group’s volume growth were only partially offset by the impact of lower net interest margins in the competitive low interest rate environment.

“Based on our year-to-date performance on EPS growth, ROE and productivity measures, we anticipate achieving or exceeding all of the financial targets we set for the year,” added Mr. Comper. “We have benefited from very effective credit management, from our focus on enhancing productivity, and from growth in our business volumes. Today’s announcement of a second dividend increase this year, raising dividends by 10% from the third quarter and 26% year-over-year, is reflective of our success in increasing earnings and our strong capital position.”

Revenue1 for the quarter increased $89 million or 4% from a year ago to $2,423 million. The growth was attributable to improved business volumes, including the impact of acquired businesses, and interest received on loans that were previously impaired or written-off, partially offset by the effects of lower net interest margins in personal and commercial banking and a slightly weaker U.S. dollar.

Revenue was down $53 million or 2% from the second quarter, despite two more calendar days in the current quarter. Private Client Group revenue declined because of lower securities trading commissions. Despite higher interest received on previously impaired or written-off loans, Investment Banking Group revenue declined, as this group was also affected by lower securities trading commissions, and reduced underwriting fees. The Group’s second quarter revenues included higher net investment securities gains but they were largely offset by interest expense incurred on the unwinding of related hedge contracts. Revenue also fell in the Corporate Support Group, as net investment securities gains were $54 million lower and foreign exchange translation gains declined. Personal and commercial banking revenues were higher in both Canada and the United States, driven by volume growth. Second quarter Personal and Commercial Client Group revenue included a $51 million adjustment to reduce card fees.

Year to date, revenue rose $440 million or 6%, driven by higher personal and commercial banking volumes, strong growth in securities trading commissions and underwriting fees, and net gains on investment securities, compared with net losses a year ago. Acquired businesses also contributed to the growth. These increases were partially offset by the card fees adjustment, lower securitization revenue and the impacts of lower net interest margins and the weaker U.S. dollar.

Net interest margin1 for the third quarter of 2004 was 1.92%, an increase of 8 basis points from a year ago. Net interest margin was higher in Investment Banking Group, which benefited from interest received on loans that were previously impaired or written-off. Net interest margin was lower in the other operating groups, because of shifts in customer preferences to low spread products and the competitive low interest rate environment. Higher net interest margin in Investment Banking Group drove an overall 12 basis points increase from the second quarter. Margins rose slightly in personal and commercial banking, as a small increase in Canada offset a decline in the United States. Net interest margins are detailed in the Revenue section on page 6.

Non-interest expense of $1,538 million was $53 million or 4% higher than a year ago. The increase was largely attributable to higher performance-based compensation costs and the incremental impact of acquired businesses. The non-interest expense-to-revenue ratio1 (productivity ratio) was 63.5% in the third quarter, compared with 63.7% a year ago. The cash productivity ratio1 of 62.4% improved 20 basis points from a year ago. Year to date, the cash productivity ratio of 62.8% improved 220 basis points from a year ago. Our target at the start of the year was to improve cash productivity by 150 to 200 basis points in 2004.

This quarter’s results included a $70 million net recovery of specific credit losses, compared with a specific provision of $90 million in the third quarter of 2003. The improvement reflects low levels of new provisions, relatively high levels of reductions of previously established allowances on certain loans and $60 million of recoveries on loans previously written-off, including a $39 million recovery on a single account.

1	On a taxable equivalent basis — see the Non-GAAP Measures sections on pages 4 and 5.

2  BMO Financial Group Third Quarter Report 2004

Results also included a $40 million reduction in the general allowance for credit losses, producing a total net recovery of credit losses of $110 million for the quarter. In the second quarter, the net provision for credit losses was $5 million, consisting of a specific provision of $45 million, net of a $40 million reduction in the general allowance. Year to date, there was a net recovery of $90 million, consisting of a specific provision of $30 million, net of a $120 million reduction in the general allowance. This compares with a $360 million specific provision and no change in the general allowance in the first nine months of fiscal 2003. We now expect our annual specific provision for credit losses to be $100 million or less for fiscal 2004, below the $500 million target established at the beginning of the year and the $300 million estimate established following the first quarter.

During the quarter, we repurchased 3,055,100 Bank of Montreal common shares under our common share repurchase program at an average cost of $53.25 per share for a total of $162.7 million. Under the program, which expired on August 6, 2004, there were 5,123,900 shares repurchased at a total cost of $271.3 million. On August 6, 2004, BMO announced a new normal-course issuer bid under which BMO may purchase for cancellation up to a further 15 million common shares.

Annual Targets for 2004
•	10% to 15% EPS growth
•	ROE of 16% to 18%
•	Provision for credit losses of $500 million or less

We now anticipate specific provisions of $100 million or less in fiscal 2004, down from the $300 million indicated following the first quarter

Performance to July 31, 2004
•	36.0% growth for the year-to-date
•	20.0% annualized
•	$30 million for the year-to-date, before the reduction of $120 million of general allowance

•	Tier 1 capital ratio of at least 8.0%
•	Improve cash productivity ratio by 150 bps to 200 bps

•	9.44%
•	220 bps improvement for the year-to-date

2004 Economic Outlook
Canadian real GDP is now expected to grow 2.8% in 2004, down from our 3.1% estimate established at the start of the year. The Canadian economy has been supported by low interest rates and strong U.S. demand for Canada’s exports. U.S. real GDP is projected to grow at a brisk pace of 4.4% in 2004, consistent with our estimate established at the start of the year. Low interest rates, expansionary fiscal policies and a pickup in job growth have supported American demand. Recent U.S. data indicate that business investment is growing briskly, though growth in consumer spending has moderated in response to rising energy costs. In both Canada and the United States, the past year’s recovery in equity markets continues to promote investment banking and wealth management activities. Although business investment is on the rise, rapid growth in corporate profits and increased capital financing have permitted companies to self-finance expansion, undermining the demand for business loans. Low credit costs continue to underpin growth in personal loans and residential mortgages, driving home sales and prices to record highs. However, projected rate increases by the Federal Reserve and the Bank of Canada will likely temper household credit growth in the year ahead.

Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. As in the prior year, BMO filed certifications, signed by the CEO and CFO, with the SEC in the United States on January 23, 2004 when we filed our Annual Report and other continuous disclosure documents. In those filings, BMO’s CEO and CFO certify, as required by the United States Sarbanes Oxley Act, the appropriateness of BMO’s financial disclosures in our Form 40-F filings of continuous disclosure materials and the effectiveness of controls and procedures over those disclosures. Pursuant to new Canadian securities legislation, BMO’s CEO and CFO certify the appropriateness of our financial disclosures in BMO’s interim filings with securities regulators, including this MD&A and the attached unaudited interim consolidated financial statements.

As in prior quarters, BMO’s audit committee reviewed this MD&A, and the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved these documents prior to their release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis of Operations and Financial Condition in BMO’s 2003 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit our web site to view quarterly financial information.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.

BMO Financial Group Third Quarter Report 2004  3

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this MD&A, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2004 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this quarterly report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness that impact on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply disruptions; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

Financial Performance Review

Non-GAAP Measures Used in the MD&A ($ millions, except as noted)

	Q3-2004	Q2-2004	Q3-2003	YTD-2004	YTD-2003
Net interest income per financial statements (a)	1,270	1,186	1,223	3,713	3,662
Non-interest revenue	1,121	1,251	1,084	3,478	3,088

Revenue per financial statements (b)	2,391	2,437	2,307	7,191	6,750

Taxable equivalent basis (teb) adjustment (c)	32	39	27	109	110

Net interest income (teb) (a+c) (d)(1)	1,302	1,225	1,250	3,822	3,772
Non-interest revenue	1,121	1,251	1,084	3,478	3,088

Revenue (teb) (e)(1)	2,423	2,476	2,334	7,300	6,860

Provision for income taxes per financial statements	295	250	212	785	488
Taxable equivalent basis adjustment	32	39	27	109	110

Provision for income taxes (teb)(1)	327	289	239	894	598

Non-interest expense (f)	1,538	1,565	1,485	4,664	4,542
Amortization of intangible assets	(27)	(26)	(26)	(79)	(82)

Cash-based expense (g)(1)	1,511	1,539	1,459	4,585	4,460

Net income	654	602	504	1,788	1,312
Amortization of intangible assets, net of income taxes	21	19	19	59	61

Cash net income(1)	675	621	523	1,847	1,373
Preferred share dividends	(20)	(20)	(21)	(59)	(62)
Charge for capital(1)	(316)	(299)	(282)	(909)	(829)

Net economic profit(1)	339	302	220	879	482

Non-interest expense-to-revenue ratio(2) (%) ((f/b) x 100)	64.3	64.2	64.4	64.9	67.3
Non-interest expense-to-revenue (teb) ratio(1)(2) (%) ((f/e) x 100)	63.5	63.2	63.7	63.9	66.2
Cash non-interest expense to revenue (teb) ratio(1)(2) (%) ((g/e) x 100)	62.4	62.2	62.6	62.8	65.0
Net interest margin annualized (%) ((a / average assets) x 100)	1.87	1.74	1.81	1.83	1.86
Net interest margin (teb) annualized(1) (%) ((d / average assets) x 100)	1.92	1.80	1.84	1.88	1.91
EPS (uses net income) ($)	1.24	1.12	0.95	3.36	2.47
Cash EPS(1) (uses cash net income) ($)	1.27	1.17	0.99	3.47	2.59

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.

4  BMO Financial Group Third Quarter Report 2004

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Cash earnings measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS is also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expenses to derive cash productivity measures.

BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and ratios are stated on a taxable equivalent basis, unless indicated otherwise.

Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

Foreign Exchange
The Canadian dollar equivalent of BMO’s U.S.-denominated net income, revenues, expenses, income taxes and provision for credit losses in the third quarter of 2004 and for the year to date were lowered relative to the comparable periods a year ago by the weaker U.S. dollar. Compared to the second quarter, the U.S. dollar strengthened slightly and, as a result, net income and the other measures mentioned above were increased modestly relative to the second quarter. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for the quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our net investment in foreign operations is discussed in the Income Taxes section on page 7.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

($ millions, except as noted)

			YTD-2004
	Q3-2004		vs.
	vs. Q3-2003	vs. Q2-2004	YTD-2003
Canadian/U.S. dollar exchange rate (average)
Current period	1.3423	1.3423	1.3295
Prior period	1.3739	1.3394	1.4635
Increased (reduced) revenue	(16)	2	(203)
Reduced (increased) expense	11	(1)	144
Reduced (increased) provision for credit losses	(3)	—	14
Reduced (increased) income taxes	1	—	13

Increased (reduced) net income before hedging gains	(7)	1	(32)
Hedging gains (losses)	3	3	5
Income taxes thereon	(1)	(1)	(1)

Increased (reduced) net income	(5)	3	(28)

Value Measures
Annualized ROE was 21.0% for the quarter and 20.0% for the year to date, up from 18.0% in the third quarter a year ago and 15.8% for the comparable year-to-date period in 2003. We now anticipate exceeding our annual target of 16% to 18% ROE.

EPS of $1.24 rose 31% from $0.95 in the third quarter of 2003. Year to date, EPS of $3.36 was up 36% from $2.47 in the comparable period a year ago. We now anticipate exceeding our annual target of 10% to 15% EPS growth.

Net economic profit (NEP) was $339 million (see the Non-GAAP Measures section on pages 4 and 5), compared with $220 million in the third quarter of 2003. Year to date, NEP was $879 million, up from $482 million in the first nine months of 2003.

The total shareholder return (TSR) on an investment in BMO common shares was 7.5% during the third quarter, the highest of Canada’s major banks. The TSR for the twelve months ended July 31, 2004 was 27.5%, the second best of the banks.

BMO’s average annual TSR for the five-year period ended July 31, 2004 was 18.7%, third best of the banks and slightly higher than the six-bank average. The comparable TSX average annual total return was 5.3%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.

Net Income
Net income for the third quarter of 2004 was a record $654 million, an increase of $150 million or 30% from the third quarter of 2003. The increase was driven by a $200 million ($130 million after tax) improvement in credit performance, volume-based revenue growth and cost containment. Private Client Group achieved 54% earnings growth on higher fee-based revenues and the benefits of cost reduction initiatives, while Investment Banking Group results were up 26% on improved credit quality. Personal and Commercial Client Group earnings were up 10%, driven by strong volume growth.

BMO Financial Group Third Quarter Report 2004  5

Net income increased $52 million or 9% from the second quarter of 2004, driven by a $115 million ($75 million after tax) improvement in the provision for credit losses. Origination fees and trading revenue declined, but there was strong volume growth in personal and commercial banking.

For the year to date, net income of $1,788 million was up $476 million or 36% from the comparable period in 2003. Improved credit performance contributed significantly to net income growth, as the provision for credit losses was down $450 million ($293 million after tax) from the comparable period a year ago. In addition, business volumes were up strongly and net income of each of the operating groups was up from a year ago. Private Client Group results were up 77% from the comparable period in 2003, while Investment Banking Group net income was 24% higher, as both benefited from the more favourable capital markets environment. Personal and Commercial Client Group net income was 6% higher, but was 11% higher excluding the impact of a $51 million ($33 million after tax) adjustment to card fees recorded in the second quarter of 2004. The benefits of the group’s volume growth were only partially offset by the impact of lower net interest margins in the competitive low-rate environment.

Net income from U.S.-based businesses totalled $192 million or 29% of BMO’s net income in the quarter, compared with $92 million or 18% in the third quarter a year ago. This quarter’s net recovery of credit losses and interest collected on loans that were previously impaired or written-off were largely responsible for the improvement. Year to date, net income from U.S.-based businesses totalled $372 million or 21% of BMO’s net income, compared with $274 million and 21% for the comparable period in 2003. The increase was attributable to the improved provision for credit losses.

Net Interest Margin (teb)

		Increase	Increase		Increase
		(Decrease)	(Decrease)		(Decrease)
(in basis points)	Q3-2004	vs. Q3-2003	vs. Q2-2004	YTD-2004	vs. YTD-2003
P&C Canada	275	(7)	4	273	(16)
P&C United States	375	(12)	(20)	390	3

Personal and Commercial Client Group	291	(6)	2	290	(13)
Private Client Group	887	(182)	(48)	945	(76)
Investment Banking Group	104	19	19	94	(2)
Corporate Support, including T&S	nm	nm	nm	nm	nm

Total BMO	192	8	12	188	(3)

nm — not meaningful

Revenue
As explained in the preceding Non-GAAP Measures section on pages 4 and 5, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.

Revenue of $2,423 million increased $89 million or 4% from the third quarter of last year, as net interest income and non-interest revenue both increased. Revenue declined $53 million from the second quarter, as lower non-interest revenue was only partially offset by higher net interest income. Year to date, revenue rose $440 million or 6%, driven by higher non-interest income. Growth was lowered $203 million or 3 percentage points by the weaker U.S. dollar.

Net interest income rose $52 million or 4% from the third quarter of last year to $1,302 million, driven by volume growth in Personal and Commercial Client Group and improved revenues in Investment Banking Group. Net interest margin was 1.92% for the quarter, an increase of 8 basis points from a year ago. Average assets rose $2 billion to $270 billion, as higher personal and commercial banking assets were largely offset by reduced corporate lending and trading-related assets in Investment Banking Group.

Compared to the same quarter last year, Personal and Commercial Client Group net interest margin was lower in both Canada and the United States due to the effects of changes in consumer product preferences and the competitive low-rate environment. Investment Banking Group net interest margin was up from a year ago, partly due to $33 million of interest received on loans that were previously impaired or written-off, including $20 million on a single account.

Relative to the second quarter, net interest income rose $77 million, in part due to the interest collections mentioned above, two more calendar days in the third quarter and the inclusion of a $44 million charge on unwinding hedges that related to investment securities sold in the second quarter. Average assets declined $6 billion, but were up $3.8 billion in personal and commercial banking. The decline related to lower asset levels in Investment Banking Group, driven by lower trading-related assets. BMO’s net interest margin was 12 basis points higher. Margins in personal and commercial banking were up 2 basis points, as a modest increase in Canada, due to non-core activities in the commercial segment, offset a 20 basis point decline in the United States that largely related to the addition of lower yielding assets. Investment Banking Group margins were up 19 basis points from the second quarter due to the interest collections, a reduction in non-income producing trading-related assets and the inclusion of the charge for unwinding interest rate hedges in the second quarter.

Year to date, net interest income was up $50 million to $3,822 million. The increase was attributable to asset growth in Personal and Commercial Client Group. Net interest margin was lower in all operating groups.

Non-interest revenue increased $37 million or 3% from the third quarter of the prior year to $1,121 million, driven by higher mutual fund revenues and lending fees, and by higher securities commissions from the inclusion of Harris Nesbitt Gerard (HNG). These were partially offset by reductions in trading and securitization revenue.

6  BMO Financial Group Third Quarter Report 2004

Relative to the second quarter, non-interest revenue fell $130 million or 10% due to an $88 million reduction in net investment securities gains, as well as lower securities trading commissions, underwriting fees and foreign exchange revenues, partially offset by the $51 million adjustment that reduced card fees in the second quarter.

Year to date, non-interest revenue increased $390 million or 13%, driven by higher securities trading commissions, equity and debt underwriting fees, mutual fund revenues, the inclusion of HNG and net gains on investment securities, compared with net losses in the prior year. Growth was reduced by lower securitization revenues, the card fees adjustment and the impact of the weaker U.S. dollar. Net investment securities gains were $138 million for the current year to date, compared with losses of $49 million for the comparable period a year ago. Higher net gains were in part due to a decline in investment write-downs, which totalled $44 million for the year to date, compared with $104 million in the comparable period a year ago. Overall revenues were lowered by a $58 million reduction in net interest income from losses on unwinding hedges associated with investment securities that were sold.

Non-Interest Expenses
Non-interest expenses of $1,538 million in the third quarter increased $53 million or 4% from the third quarter of last year. The increase was attributable to a $41 million increase in performance-based compensation costs and the incremental impact of acquired businesses.

Non-interest expenses were $27 million lower than in the second quarter, as lower performance-based compensation costs and other reductions more than offset the effect of two more calendar days in the third quarter. Year to date, non-interest expenses of $4,664 million were $122 million or 3% higher than in the comparable period a year ago, reflecting a $198 million increase in performance-based compensation costs and the impact of acquired businesses. These increases were partially offset by the effects of cost-containment efforts, the change in accounting policy to capitalize certain costs of internally-developed software in 2004, and the $144 million impact of the lower Canadian/U.S. dollar exchange rate.

Our productivity ratio of 63.5% in the third quarter improved 20 basis points from a year ago, but increased 30 basis points from the second quarter. The cash productivity ratio of 62.4% improved 20 basis points from a year ago, but increased 20 basis points from the second quarter. Year to date, our productivity ratio improved 230 basis points to 63.9% and our cash productivity ratio improved 220 basis points to 62.8%. At the beginning of the year, we targeted an improvement of 150 to 200 basis points in our cash productivity ratio in fiscal 2004.

Income Taxes
As explained in the Non-GAAP Measures section on pages 4 and 5, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in this MD&A.

The provision for income taxes of $327 million increased $88 million from the third quarter a year ago and $38 million from the second quarter. The increases were reflective of higher earnings before income taxes and a higher effective tax rate. The effective tax rate for the quarter was 32.8%, compared with 31.4% in the third quarter a year ago and 31.9% in the second quarter. The higher effective tax rate related to a higher proportion of income from higher tax rate jurisdictions and proportionately lower tax benefits, partially offset by net reductions in statutory tax rates.

Year to date, the provision for income taxes of $894 million increased $296 million due to higher earnings before income taxes and a higher effective tax rate. The effective tax rate was 32.8% (32.1% excluding a $19 million future tax adjustment in the first quarter), up from 30.5% a year ago due to recognition of proportionately higher tax benefits in 2003 and a higher proportion of income from higher tax rate jurisdictions in 2004. We now expect that the effective rate for fiscal 2004 will be 32.0% to 32.5% and consider the sustainable rate to be 31% to 32%.

BMO hedges the foreign exchange risk arising from its net investment in foreign operations by funding the net investment in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the net investment in foreign operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the net investment in foreign operations does not attract income taxes until the investment is liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in exchange rates from period-to-period. This year’s hedging of the net investment in foreign operations has given rise to an income tax charge of $105 million in shareholders’ equity in the third quarter and an income tax recovery of $33 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included on page 19 of the unaudited interim consolidated financial statements for further details.

Balance Sheet
Total assets of $261.9 billion increased $5.5 billion from October 31, 2003. The increase primarily reflects growth in net loans and acceptances ($11.9 billion) and cash resources ($0.9 billion). These increases were offset by reductions in securities ($4.2 billion), derivative financial instruments ($1.9 billion) and other assets ($1.2 billion). The higher Canadian/U.S. dollar exchange rate accounted for $0.7 billion of the increase.

The $11.9 billion increase in net loans and acceptances was attributable to a $6.9 billion increase in residential mortgages and retail loans, which continue to grow in the low interest rate environment, a $3.0 billion increase in net loans to businesses and governments and related acceptances and a $2.0 billion increase in securities purchased under resale agreements.

The reduction in securities consisted of a decrease in investment securities of $4.0 billion, while trading securities remained largely unchanged. The decrease in investment securities was primarily in holdings of Canadian and U.S. government securities and occurred in anticipation of rising interest rates. Unrealized gains on investment securities decreased $223 million from last year-end and $237 million from the second quarter to $89 million,

BMO Financial Group Third Quarter Report 2004  7

mainly reflecting reduced values of U.S. governments and other debt and corporate equities due to higher interest rates and lower equity market valuations.

Total liabilities increased $4.3 billion from October 31, 2003, reflecting a $9.5 billion increase in deposits, partially offset by decreases in derivative financial instruments ($2.6 billion), securities sold but not yet purchased and securities sold under repurchase agreements ($0.8 billion) and all other liabilities including subordinated debt ($1.8 billion).

Deposits by business and governments, which account for 45% of total deposits, increased $9.3 billion. Deposits from individuals, which account for 43% of total deposits, increased $2.7 billion, while deposits by banks, which account for 12% of total deposits, decreased $2.5 billion.

Risk Management
Overall, there was a $110 million net recovery of credit losses in the quarter, consisting of a $70 million net recovery of specific credit losses and a $40 million reduction in the general allowance for credit losses. A year ago, results reflected a specific provision for credit losses of $90 million and no change in the general allowance. The $70 million net recovery of specific credit losses represents an annualized negative 18 basis points of average net loans and acceptances, including securities purchased under resale agreements, and compares with a 24 basis point charge in the third quarter a year ago.

This quarter’s $70 million net recovery of specific credit losses consisted of $89 million of new provisions, less $99 million of reductions of previously established allowances and $60 million of recoveries on loans previously written-off. A year ago, the specific provision of $90 million consisted of $170 million of new provisions, less $65 million of reductions of previously established allowances and $15 million of recoveries on loans previously written-off.

The low level of new provisions is consistent with reduced levels of impaired loan formations, particularly in the most recent quarters. The relatively high level of reductions of existing allowances is primarily a reflection of the improving credit environment, including strong cash collections. Similarly, recoveries of amounts previously written-off were unusually high, and included one large recovery of $39 million.

In the second quarter, the provision for credit losses totalled $5 million, comprised of a $45 million specific provision net of a $40 million reduction in the general allowance.

Year to date, there was a $90 million net recovery of credit losses, comprised of a $30 million specific provision net of a $120 million reduction in the general allowance. This compares with a $360 million specific provision in the first nine months of fiscal 2003. The year-to-date specific provision represents an annualized 3 basis points of average net loans and acceptances, compared with 32 basis points a year ago. There was no change in the general allowance in the year-ago period.

Asset quality and credit performance improved again in the quarter and we expect credit quality to remain healthy for the balance of 2004 and into early 2005. This outlook is supported by declining corporate default rates, reduced levels of non-performing loans, improving North American economic conditions, strengthening corporate balance sheets and the fact that BMO has no significant exposure to those industry sectors considered to be of most concern in today’s economy. Those include the automotive, airline, electric power generation, forestry and Canadian cattle farming and related sectors.

We now expect our annual specific provision for credit losses to be $100 million or less for fiscal 2004, below the $500 million target established at the beginning of the year and the $300 million updated estimate established after the first quarter. Nonetheless, we remain attentive to factors that could affect the Canadian and U.S. economic outlooks and their effect on credit quality. Key risks in the United States include the possibility of terrorist attacks and sustained high oil prices and their impact on consumer disposable income. In Canada, the main risks include a weakening of the U.S. economy and further strengthening of the Canadian dollar.

Gross impaired loans were $1,303 million at the end of the quarter, compared with $1,503 million at the end of the second quarter and $1,918 million at the end of fiscal 2003. The decreases were due primarily to low formations of new impaired loans, write-offs, and significant loan sales earlier in 2004, particularly in the electric power generation sector.

Gross impaired loans represented 0.82% of gross loans and acceptances at the end of the quarter, compared with 0.95% at the end of the second quarter and 1.30% at the end of 2003. Gross impaired loans as a percentage of equity and total allowance for credit losses improved to 7.8%, down from 9.0% at the end of the second quarter and 12.2% at the end of fiscal 2003. Impaired loans, after deduction of $427 million of specific allowances for credit losses, totalled $876 million, compared with $936 million at the end of the second quarter and $1,313 million at the end of last year.

New impaired loan formations of $66 million in the quarter were the lowest in recent memory. They were down $124 million from the second quarter and $183 million from the third quarter a year ago. Year to date, formations were $498 million, down $408 million or 45% from the same period a year ago. Formations in the quarter were not concentrated in any specific sector or industry and were somewhat below expectations.

Write-offs were $109 million in the quarter, down from $121 million in the second quarter. Year to date, write-offs totalled $339 million, down $42 million or 11% from the comparable period in 2003.

During the quarter, BMO sold $32 million of gross non-performing loans, having a net book value of $13 million, for proceeds of $22 million. Year to date, there have been $433 million in sales of gross non-performing loans, with a net book value of $321 million, for proceeds of $402 million. BMO has realized a significantly greater volume of sales to date in 2004 than in prior years, as market conditions have been more favourable. The strengthening economy has helped improve confidence and investors seeking higher returns have demonstrated a strong appetite for this product.

Given the improvement in the credit quality of the loan portfolio and the general improvement in market conditions, we have reduced the general allowance by $40 million in each of the first three quarters of the fiscal year, for total year-to-date reductions of $120 million. The general allowance, which totalled $1,060 million after these reductions, remains adequate. It is maintained to absorb impairment in the existing portfolio that cannot

8  BMO Financial Group Third Quarter Report 2004

yet be associated with specific credit assets. The sufficiency and appropriateness of the general allowance will continue to be reviewed on a quarterly basis as required under GAAP.

The total allowance for credit losses of $1,487 million at the end of the quarter, comprised of a specific allowance of $427 million and a general allowance of $1,060 million, was down $180 million from the second quarter and $304 million from the end of fiscal 2003, primarily because of write-offs, loan sales and the reductions of the general allowance. We believe the total allowances for credit losses fully address impairment in BMO’s credit portfolio.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios. These portfolios have grown significantly over the past two years, increasing from 73% to 81% of the loan book (excluding securities purchased under resale agreements) over that period. Our focus on re-positioning the balance sheet with more stable assets and strong growth in our mortgage loan portfolios were responsible for the shift.

BMO’s market risk and liquidity and funding management practices and key measures were outlined on pages 48 to 51 of the 2003 Annual Report. There have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. Trading and underwriting risk has been generally consistent quarter-over-quarter and we remain positioned to take advantage of volatility in interest rate markets. There were no significant changes to risk practices in the quarter.

Capital Management
BMO’s Tier 1 capital ratio decreased to 9.44%, from 9.67% at the end of the second quarter and 9.55% at the end of 2003, but was still well above our 8% minimum target. The total capital ratio was 11.19%, compared with 11.53% at the end of the second quarter and 12.09% at the end of last year. The reductions in ratios were primarily attributable to increases in risk-weighted assets, largely due to loan growth in Personal and Commercial Client Group. In addition, the reduction in the total capital ratio from last year-end also reflects a change in the calculation of the total capital ratio, whereby, effective the first quarter of this year, investments in insurance subsidiaries are deducted from total capital.

During the quarter, we repurchased 3,055,100 Bank of Montreal common shares under our common share repurchase program for $162.7 million, representing an average cost of $53.25 per share. Over the one-year life of the normal-course issuer bid, which expired on August 6, 2004, BMO repurchased 5,123,900 shares at a cost of $271.3 million, representing an average cost of $52.95 per share.

On August 6, 2004, BMO announced that the Toronto Stock Exchange had accepted BMO’s notice of its intention to make a new normal-course issuer bid. This notice provides that BMO may repurchase on the Toronto Stock Exchange up to 15 million Bank of Montreal common shares for cancellation, representing approximately 3% of our issued and outstanding common shares. Repurchases, which are discretionary, will occur at market prices during the period August 10, 2004 to August 6, 2005. This new program was undertaken as part of BMO’s ongoing enterprise capital management initiatives.

On August 24, 2004, BMO announced this year’s second increase in quarterly common share dividends, raising the quarterly payment by 10% from $0.40 to $0.44 per share. The increase reflects our strong capital position and our anticipation that we will meet or exceed our annual targets. Dividends per share have now increased 26% year-over-year.

In addition, on August 24, 2004, BMO also announced the redemption of its $400 million issue of Class B Preferred Shares Series 3, effective September 30, 2004, for $25.50 per share plus any declared and unpaid dividends. BMO also intends to file a preliminary prospectus for the potential issuance of Trust Capital Securities-Series D, an innovative Tier 1 capital issue.

Critical Accounting Policies
The notes to BMO’s October 31, 2003 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 on page 21 of the attached unaudited interim consolidated financial statements provides details of changes to significant accounting polices since October 31, 2003, specifically, changes in accounting policy as a result of new requirements on sources of GAAP.

Page 44 of the 2003 Annual Report contains a discussion of certain accounting policies that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Future Accounting Changes
We expect to adopt the Canadian Institute of Chartered Accountants’ amended accounting guideline on consolidation of variable interest entities (VIEs) on November 1, 2004. BMO’s VIEs include bank securitization vehicles, our high-grade structured investments entities, mutual funds and personal trusts for which we manage assets, our high-yield collateralized bond obligations entities and customer securitization entities. Note 8 to the audited annual consolidated financial statements on page 81 of BMO’s 2003 Annual Report provides information on our VIEs. Our interests in our high-yield collateralized bond obligations were disposed of during the first quarter with minimal impact on net income.

We currently anticipate that bank securitization vehicles, our interests in high-grade structured investment entities, and mutual funds and certain personal trusts will not be subject to consolidation under the proposed amended guideline.

In addition, we are investigating restructuring our arrangements with customer securitization vehicles by November 1, 2004 in order to meet the criteria for non-consolidation and the criteria for hedge accounting for derivatives entered into by these vehicles. These vehicles held approximately $24 billion of assets and liabilities at quarter end and have been consolidated since January 31, 2004 for purposes of determining BMO’s U.S. GAAP results.

In the first quarter of fiscal 2005, we will adopt new accounting rules on the classification of financial instruments as liabilities or equity. The new rules require that certain financial instruments that are ultimately convertible into common shares at the holders’ option be classified as liabilities. Under the new

BMO Financial Group Third Quarter Report 2004  9

rules, we expect to reclassify preferred shares, totalling approximately $450 million (after the redemption of Class B Series 3 preferred shares) to liabilities. This change in accounting is expected to reduce net income by approximately $20 million in fiscal 2005 and subsequent years due to the reclassification of preferred share dividends to expense. The change will not have any impact on earnings per share or net income available to common shareholders since preferred share dividends are currently deducted from net income in determining these measures.

We are also investigating the applicability of new rules for accounting for merchant banking investments that take effect November 1, 2004. These rules will require those investments to be carried at fair value with changes in fair value recorded in income. We currently account for these investments as investment securities.

Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA– with a stable outlook, the best, together with one of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.

Review of Operating Groups Performance

The following sections review the financial results of each of our operating groups for the third quarter of 2004, and outline some of their business achievements in the quarter.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect the transfers. Note 8 on page 24 of the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP. However, in the current quarter, Investment Banking Group was credited with a $39 million reduction in its provision for credit losses in respect of a recovery on a loan that was written-off in 2001. The original specific provision for credit losses on this loan was charged to Investment Banking Group in 2001 and was not subject to our expected loss provisioning methodology at the time.

Operating Groups Summary Income Statements and Statistics

	Q3-2004					YTD-2004
				Corp.					Corp.
				incl.	Total				incl.	Total
($ millions, except as noted)	P&C	PCG	IBG	T&S	BMO	P&C	PCG	IBG	T&S	BMO
Net interest income (teb)	884	122	366	(70)	1,302	2,555	377	1,014	(124)	3,822
Non-interest revenue	388	324	359	50	1,121	1,086	1,029	1,200	163	3,478

Total revenue (teb)	1,272	446	725	(20)	2,423	3,641	1,406	2,214	39	7,300
Provision for credit losses	77	—	5	(192)	(110)	228	1	94	(413)	(90)
Non-interest expense	782	356	361	39	1,538	2,306	1,139	1,134	85	4,664

Income before income taxes and non- controlling interest in subsidiaries	413	90	359	133	995	1,107	266	986	367	2,726
Income taxes (teb)	141	31	123	32	327	378	89	327	100	894
Non-controlling interest in subsidiaries	—	—	—	14	14	1	—	—	43	44

Net income Q3-2004	272	59	236	87	654	728	177	659	224	1,788

Net income Q2-2004	210	63	212	117	602

Net income Q3-2003	246	39	188	31	504	684	100	534	(6)	1,312

Other statistics
Net economic profit	166	28	110	nm	339	412	84	279	nm	879
Return on equity	26.4%	14.9%	20.3%	nm	21.0%	23.7%	14.9%	18.9%	nm	20.0%
Cash return on equity	27.3%	17.8%	20.5%	nm	21.7%	24.5%	17.8%	19.0%	nm	20.6%
Non-interest expense-to-revenue ratio (teb)	61.5%	80.1%	49.7%	nm	63.5%	63.3%	81.0%	51.2%	nm	63.9%
Cash non-interest expense-to-revenue ratio (teb)	60.7%	76.6%	49.5%	nm	62.4%	62.5%	77.6%	51.1%	nm	62.8%
Net interest margin (teb)	2.91%	8.87%	1.04%	nm	1.92%	2.90%	9.45%	0.94%	nm	1.88%
Average common equity	3,934	1,536	4,382	2,151	12,003	3,934	1,536	4,382	1,723	11,575
Average assets ($ billions)	121.0	5.4	139.7	4.3	270.4	117.6	5.3	144.8	4.0	271.7
Full-time equivalent staff	19,851	5,418	2,119	6,757	34,145

nm — not meaningful

10  BMO Financial Group Third Quarter Report 2004

Personal and Commercial Client Group

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
($ millions, except as noted)	Q3-2004	vs. Q3-2003			vs. Q2-2004			YTD-2004	vs. YTD-2003
Net interest income (teb)	884	55	7%		50	6%		2,555	86	4%
Non-interest revenue	388	2	1%		63	19%		1,086	(25)	(2%	)

Total revenue (teb)	1,272	57	5%		113	10%		3,641	61	2%
Provision for credit losses	77	2	2%		2	1%		228	2	1%
Non-interest expense	782	24	3%		19	2%		2,306	10	—

Income before income taxes and non-controlling interest in subsidiaries	413	31	9%		92	29%		1,107	49	5%
Income taxes (teb)	141	7	7%		30	29%		378	8	2%
Non-controlling interest in subsidiaries	—	(2)	(+100%	)	—	—		1	(3)	(68%	)

Net income	272	26	10%		62	29%		728	44	6%

Amortization of intangible assets (after tax)	8	1	17%		(1)	—		24	1	5%

Cash net income	280	27	11%		61	28%		752	45	6%

Return on equity	26.4%		2.7%			5.7%		23.7%		1.5%
Cash return on equity	27.3%		2.8%			5.8%		24.5%		1.5%
Non-interest expense-to-revenue ratio (teb)	61.5%		(1.0%	)		(4.3%	)	63.3%		(0.8%	)
Cash non-interest expense-to-revenue ratio (teb)	60.7%		(1.2%	)		(4.3%	)	62.5%		(1.0%	)
Net interest margin (teb)	2.91%		(0.06%	)		0.02%		2.90%		(0.13%	)
Average assets	121,004	10,490	9%		3,810	3%		117,586	8,781	8%

Financial Performance Review
Net income of $272 million for the third quarter of 2004 increased $26 million or 10% from the prior year. Volume-driven revenue growth more than offset the effects of lower net interest margins and higher non-interest expenses.

Relative to the second quarter, net income was up $62 million or 29%, as higher revenue more than offset expense growth. The second quarter was affected by a $51 million charge ($33 million after tax) to card fees, which lowered non-interest revenue. Year to date, net income was up $44 million or 6% from the comparable period in 2003, driven by higher revenue and a lower income tax rate, which more than offset higher expenses. Excluding the card fees adjustment of the second quarter, year-to-date net income was $77 million or 11% higher than a year ago.

Revenue for the quarter rose $57 million or 5% from the third quarter a year ago to $1,272 million. In Canada, there was strong volume growth in mortgages, personal loans and personal and commercial deposits. These increases more than offset the effects of lower net interest margins, which continue to be affected by shifts in customer preferences to low spread products, and competitive pressures in the low interest rate environment. In the United States, growth in loan and deposit volumes more than offset the impacts of lower net interest margins and the weaker U.S. dollar.

Revenue was up $113 million or 10% from the second quarter, as revenue was higher in both Canada and the United States. The card fees adjustment and two fewer days lowered revenue in the second quarter. In Canada, revenue growth was also driven by strong volume growth and slightly higher net interest margins due to non-core activities in the commercial segment. In the United States, the effects of volume growth and acquired businesses were partially offset by lower net interest margins. Reduced margins largely related to the addition of lower yielding assets. Year to date, revenue increased $61 million or 2%. Strong volume growth more than offset the impact of lower net interest margins, the card fees adjustment and the weaker U.S. dollar. Excluding the card fees adjustment, revenue would have increased by $112 million or 3% year to date.

Non-interest expense rose $24 million or 3% from the third quarter a year ago to $782 million, driven by acquired businesses in the United States and higher employee costs. Relative to the second quarter, non-interest expense was up $19 million, as costs were higher in both Canada and in the United States. In Canada, the increase was driven by higher employee-related costs, including the impact of annual salary increases and two more days in the third quarter. In the United States, the increase was driven by acquired businesses. For the nine-month period ended July 31, 2004, non-interest expense of $2,306 million was $10 million higher than in the comparable period of the prior year. In Canada, the increase primarily reflected higher employee-related costs and higher initiative spending, partially offset by the effects of a change in accounting policy to capitalize certain costs of internally-developed software in 2004. In the United States, the increase was due to employee-related costs and acquisition and new branch opening costs, partially offset by the effects of the weaker U.S. dollar.

The Group’s productivity ratio in the quarter improved by 100 basis points from a year ago and 430 basis points from the second quarter to 61.5%. Year to date, the productivity ratio improved 80 basis points from a year ago. Excluding the card fees adjustment in the second quarter, the productivity ratio improved 150 basis points from the second quarter and 170 basis points on a year-to-date basis. The cash productivity ratio improved 100 basis points on a year-to-date basis but, excluding the card fees adjustment, improved 150 basis points from the second quarter and 180 basis points year-to-date. The improvements were achieved notwithstanding the impact of acquired businesses.

Net income from U.S. operations represented 11% of total Personal and Commercial Client Group net income in the third quarter, compared with 10% a year ago and 12% in the second quarter. Year to date, earnings from U.S. operations represented 11% of the Group’s net income, compared with 10% a year ago.

BMO Financial Group Third Quarter Report 2004  11

BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $140 million of corporate mid-market revenue and $57 million of net income in U.S. results for the quarter, and the inclusion of $415 million of revenue and $153 million of net income for the year to date.

If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 26% of the Group’s earnings for the quarter and 27% for the year to date, compared with 11% as currently reported. Revenue from U.S. operations would be 26% of the Group’s revenue for the quarter, compared with 17% as currently reported. The total return on equity, after including the U.S. commercial banking unit, would be 26.7% for the quarter, compared with 26.4% as currently reported, and the non-interest expense-to-revenue ratio would be 58.6%, compared with the 61.5% currently reported.

Personal and Commercial Client Group Adjusted to Include U.S.-based Mid-market Business

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
($ millions, except as noted)	Q3-2004	vs. Q3-2003			vs. Q2-2004			YTD-2004	vs. YTD-2003
Canada — revenue	1,050	38	4%		103	11%		3,001	33	1%
United States — revenue	362	17	5%		8	3%		1,055	10	1%

Total revenue (teb)	1,412	55	4%		111	8%		4,056	43	1%

Canada — net income	244	22	10%		60	31%		646	29	5%
United States — net income	85	6	8%		8	12%		235	10	4%

Total net income	329	28	9%		68	26%		881	39	5%

Canada — return on equity	31.0%		0.4%			7.1%		27.6%		(1.0%	)
United States — return on equity	19.0%		5.1%			1.8%		17.4%		4.2%
Total — return on equity	26.7%		3.4%			5.2%		23.9%		2.0%
Canada — non-interest expense-to-revenue ratio	58.7%		(1.0%	)		(4.9%	)	60.9%		(0.5%	)
United States — non-interest expense-to-revenue ratio	58.3%		1.5%			0.5%		58.1%		(0.6%	)
Total — non-interest expense-to-revenue ratio	58.6%		(0.3%	)		(3.5%	)	60.2%		(0.5%	)

Business Developments and Achievements
The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates were outlined on pages 28 to 31 of BMO’s 2003 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2004 objectives are listed below.

•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $7 billion or 7.1% from the third quarter of 2003 and $2 billion or 2.5% from the second quarter of 2004. Personal and commercial deposits grew $4 billion or 10.8% from a year ago and $2 billion or 4.9% from the second quarter.

•	In Canada, the most recently available data indicates that BMO continued to rank 2nd in business banking market share for business loans $5 million and below. Business banking market share increased 8 basis points from the second quarter of 2004 to 19.31% but declined 51 basis points year-over-year. The increase from the second quarter was driven by success in the small and medium size commercial segments. Personal loans (excluding cards) market share increased 10 basis points from the second quarter to 11.59% but declined 63 basis points year-over-year. The increase from the second quarter was driven by improved competitive positioning. Despite strong volume growth in residential mortgages, BMO’s market share declined 5 basis points from the second quarter of 2004 and 6 basis points year-over-year to 14.43%, due to aggressive priced-based competitors. Personal deposit market share declined 18 basis points from the third quarter of 2003 and 12 basis points from the second quarter to 13.23%. All year-over-year comparisons have been affected by reclassifications by competitors in 2004.

•	On May 3, BMO Mosaik MasterCard officially launched its partnership with WestJet AirMiles Ltd. (WestJet) and the Loyalty Group. In conjunction with the launch of the new Gold WestJet 1/$15 Reward Option, BMO Mosaik MasterCard also enhanced its existing AIR MILES Reward Options (Bronze and Silver) to include new WestJet benefits for existing cardholders with no additional fee. In the first three months, the program has progressed as expected.

•	We introduced BMO Connect Release 1.1 to BMO’s customer-facing sales staff in branches, in-stores, support groups and specialty sales areas across Canada. BMO Connect is a multi-year program to provide our customer-facing and customer-support staff with a fully-integrated, seamless, end-to-end process to sell to and serve our personal and commercial customers. Release 1.1 provides our sales staff with a role-based employee portal and access to Optimizer, our customer relationship management and decision-support software tool. Sales opportunities, referrals, and customer service requests can now be initiated, managed and tracked from individual workstations, and shared with all Optimizer users in face-to-face and customer contact centre locations.

•	BMO Bank of Montreal and Canadian Tire Financial Services announced the launch of a new Canadian Tire Commercial MasterCard for business customers, to be distributed through Canadian Tire stores. Business customers will enjoy the benefits

12  BMO Financial Group Third Quarter Report 2004

of BMO Bank of Montreal’s commercial MasterCard capabilities, as well as exclusive Canadian Tire benefits, from enhanced online reporting and expense management to exclusive Canadian Tire gasoline discounts and Canadian Tire CashBack rewards.

•	In the United States, a strong increase in consumer loans drove overall loan growth of US$1.9 billion or 18% from a year ago.

•	Chicagoland Banking completed the acquisition of New Lenox State Bank on June 1, adding eight new locations and bringing our current U.S. branch count to 163. We anticipate opening 5 more full-service branches in the fourth quarter and having 168 locations at the end of the year.

•	Chicagoland Banking launched a new merchandising strategy in its recently-opened branches, introducing several new elements including a welcoming display, concierge station, community board, product and brand materials and teller station merchandising.

Private Client Group

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
($ millions, except as noted)	Q3-2004	vs. Q3-2003			vs. Q2-2004			YTD-2004	vs. YTD-2003
Net interest income (teb)	122	(13)	(10%	)	(3)	(3%	)	377	(30)	(7%	)
Non-interest revenue	324	21	7%		(41)	(11%	)	1,029	152	17%

Total revenue (teb)	446	8	2%		(44)	(9%	)	1,406	122	10%
Provision for credit losses	—	—	—		(1)	—		1	(1)	(16%)
Non-interest expense	356	(20)	(5%	)	(35)	(9%	)	1,139	14	1%

Income before income taxes	90	28	42%		(8)	(11%	)	266	109	69%
Income taxes (teb)	31	8	22%		(4)	(20%	)	89	32	54%

Net income	59	20	54%		(4)	(6%	)	177	77	77%

Amortization of intangibles (after tax)	11	—	—		—	—		33	(4)	(10%	)

Cash net income	70	20	41%		(4)	(4%	)	210	73	53%

Return on equity	14.9%		6.2%			(1.3%	)	14.9%		7.4%
Cash return on equity	17.8%		6.4%			(1.2%	)	17.8%		7.4%
Non-interest expense-to-revenue ratio (teb)	80.1%		(5.7%	)		0.4%		81.0%		(6.6%	)
Cash non-interest expense-to-revenue ratio (teb)	76.6%		(5.0%	)		0.1%		77.6%		(5.3%	)
Net interest margin (teb)	8.87%		(1.82%	)		(0.48%	)	9.45%		(0.76%	)
Average assets	5,448	451	9%		10	—		5,332	1	—

Financial Performance Review
Net income of $59 million increased $20 million or 54% from the third quarter of 2003. Earnings growth was achieved through higher fee-based revenue, combined with the benefits of cost reduction initiatives. Relative to the second quarter of 2004, net income decreased $4 million or 6%, due primarily to lower commission revenue. Year to date, net income improved by $77 million or 77% from the comparable period in 2003.

Revenue of $446 million in the third quarter rose $8 million from a year ago, as higher non-interest revenue more than offset a decline in net interest income. Non-interest revenue increased by $21 million, due primarily to higher fee-based revenue. Increased managed assets, a key driver of fee-based revenue, benefited from focused revenue generating initiatives and stronger equity markets. Lower net interest margin earned in term products was the main contributor to the $13 million decline in net interest income. Relative to the second quarter, revenue decreased $44 million or 9%, due primarily to the impact of softer market conditions on client trading activity. Year to date, revenue increased $122 million or 10%. The increase was attributable to higher commission and fee-based revenues due to successful revenue generating initiatives and an improvement in market fundamentals.

Non-interest expense of $356 million in the third quarter decreased $20 million or 5% from a year ago and $35 million or 9% from the second quarter, as the Group continued to focus on improving productivity through sustained cost containment. Lower performance-based compensation costs also contributed to the reduction from the second quarter. The Group’s productivity ratio improved 570 basis points from a year ago but was up 40 basis points from the second quarter. Year to date, expenses increased $14 million or 1% from the comparable period in 2003, while the productivity ratio improved 660 basis points and the cash productivity ratio improved 530 basis points.

The net loss from U.S. operations of $3 million in the third quarter improved $3 million from the third quarter of 2003. Cash net income was $8 million. U.S. operations’ cash productivity ratio improved by 170 basis points from the third quarter of a year ago, due to moderate revenue growth and cost reduction initiatives. Year to date, the net loss from U.S. operations was $4 million, compared with a net loss of $35 million a year ago, and cash net income was $27 million, compared with $nil. The improvement was achieved through commission and fee-based revenue growth, a moderate increase in net interest income and the benefits of cost reduction initiatives.

Business Developments and Achievements
The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates were outlined on page 33 of BMO’s 2003 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2004 objectives are set out below.

•	The Group’s $283 billion of assets under management and administration, including term investments, increased 1% from the third quarter of 2003, or by 8% excluding the effect of the weaker U.S. dollar on U.S.-based assets and the exit of assets

BMO Financial Group Third Quarter Report 2004  13

associated with a sub-custodial client relationship that was discontinued in the first quarter. Revenue associated with that sub-custodial service was minimal. The Group’s assets under management increased 13% from a year ago, but increased 17% excluding the effect of the weaker U.S. dollar on U.S.-based assets.

•	Full Service Investing assets grew 10% year-over-year to $72 billion and North American Direct Investing assets increased 3.5% to $48 billion.

•	The Group’s direct investing businesses continue to receive high marks in leading industry surveys. SmartMoney’s survey of online brokers ranked Harrisdirect number one in customer service. In addition, BMO InvestorLine was named as the top online brokerage by Watchfire GomezPro for the fifth consecutive time.

•	Guardian Group of Funds mutual funds achieved a 9.7% annual return on an asset-weighted basis for the three-year period ended July 31, 2004, compared with 3.1% for the Canadian mutual fund industry as a whole.

•	BMO Mutual Funds achieved the highest net sales of the six major banks in the third quarter, as net sales growth outpaced the industry average.

Investment Banking Group

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
($ millions, except as noted)	Q3-2004	vs. Q3-2003			vs. Q2-2004			YTD-2004	vs. YTD-2003
Revenue (teb)	725	61	9%		(29)	(4%	)	2,214	225	11%
Provision for credit losses	5	(53)	(90%	)	(40)	(88%	)	94	(80)	(46%	)
Non-interest expense	361	23	7%		(25)	(7%	)	1,134	92	9%

Income before income taxes	359	91	34%		36	11%		986	213	27%
Income taxes (teb)	123	43	52%		12	11%		327	88	36%

Net income	236	48	26%		24	11%		659	125	24%

Amortization of intangible assets (after tax)	2	2	100%		2	100%		2	2	100%

Cash net income	238	50	27%		26	12%		661	127	24%

Return on equity	20.3%		5.4%			1.8%		18.9%		4.7%
Cash return on equity	20.5%		5.6%			2.0%		19.0%		4.8%
Non-interest expense-to-revenue ratio (teb)	49.7%		(1.3%	)		(1.6%	)	51.2%		(1.2%	)
Cash non-interest expense-to-revenue ratio (teb)	49.5%		(1.5%	)		(1.8%	)	51.1%		(1.3%	)
Net interest margin (teb)	1.04%		0.19%			0.19%		0.94%		(0.02%	)
Average assets	139,749	(9,640)	(6%	)	(10,553)	(7%	)	144,811	161	—

Financial Performance Review
Record net income of $236 million for the third quarter of 2004 increased $48 million or 26% from the prior year, driven by higher revenues and a reduction in the provision for credit losses. Net income rose $24 million or 11% from the second quarter, driven by lower expenses and a lower provision for credit losses. For the nine months ended July 31, 2004, net income of $659 million was up $125 million or 24%, driven by higher revenues and a lower provision for credit losses.

This quarter’s results benefited from cash collections on loans that were previously impaired or written-off, resulting in a reduced provision for credit losses and higher revenues. The comparable quarter in 2003 benefited from a lower effective tax rate.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under BMO’s expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP. However, in the current quarter, Investment Banking Group was credited with a $39 million reduction in its provision for credit losses in respect of a recovery on a loan that was written-off in 2001. The original specific provision for credit losses on this loan was charged to Investment Banking Group and was not subject to our expected loss provisioning methodology at the time.

Revenue for the third quarter of $725 million was $61 million or 9% higher than a year ago, driven by the cash collections mentioned above, improved equity origination activity, higher mergers and acquisitions activity and improved commission revenue, reflecting the inclusion of Harris Nesbitt Gerard (HNG) revenues. These factors were partially offset by reduced trading income due to lower client-driven activity, reduced corporate lending volumes, compressed spreads in our interest-rate-sensitive businesses and a weaker U.S. dollar.

Revenue fell $29 million or 4% from the second quarter, reflecting weaker origination fees, lower trading income due to reduced client-driven activity, and compressed spreads in our interest-rate-sensitive businesses. These reductions were partially offset by the cash collections noted above and net investment securities gains in Merchant Banking. The second quarter included higher net investment securities gains, but they were largely offset by interest expense incurred on the unwinding of hedge contracts in the second quarter that were associated with fixed income securities that were sold.

Year to date, revenue increased $225 million or 11% from a year ago, driven by investment securities gains, the inclusion of HNG, cash collections on loans that were previously impaired or written-off and improved underwriting and commission revenue. Trading revenue also increased, due to higher market volatility. These increases were partially offset by lower merger and acquisition revenue, reduced corporate lending volumes and compressed spreads in our interest-rate-sensitive businesses.

Non-interest expense of $361 million in the third quarter was up $23 million or 7% from a year ago. The increase was attributable to the inclusion of HNG expenses and higher per-

14  BMO Financial Group Third Quarter Report 2004

formance-based compensation costs, partially offset by the impact of the weaker U.S. dollar. The same factors drove year-to-date expenses up $92 million or 9% from a year ago. Expenses in the current quarter declined $25 million from the second quarter, primarily due to lower performance-based compensation costs.

The Group’s productivity ratio improved by 130 basis points from a year ago to 49.7%, as revenue growth exceeded expense growth. The productivity ratio improved 160 basis points from the second quarter. Year to date, the productivity ratio improved 120 basis points to 51.2%.

Net income from U.S. operations represented 50% of Group net income this quarter, compared with 36% a year ago and 41% in the second quarter. The improvement was due to the more favourable provision for credit losses and interest collected on loans that were previously impaired or written-off. The weaker U.S. dollar continues to affect U.S.-sourced income.

Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. In the third quarter, the revenue from our mid-market portfolio represented 19% of total Group revenue and 40% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included on page 12 in that Group’s section of the MD&A.

Business Developments and Achievements
The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates were outlined on pages 36 to 38 of BMO’s 2003 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2004 objectives are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 92 Canadian corporate debt and equity transactions, raising $15 billion. The firm was top-ranked in the Canadian M&A landscape, advising on six announced Canadian merger and acquisition transactions. These included: Molson Inc.’s proposed $4.2 billion merger with Coors; Petro-Canada’s acquisition of Prima Energy Corp.; Caisse de dépôt et placements’ purchase of Noverco Inc. from Hydro Quebec; MI Development Inc.’s purchase of Magna Entertainment; Paramount Energy Trust’s acquisition of natural gas producing properties from Encana Corp.; and Provident Energy Trust Inc.’s purchase of Breitburn Energy Co. LLC.

•	During the quarter, Harris Nesbitt served as co-manager on four IPOs in the consumer, healthcare and technology industries, valued at nearly US$2 billion. Especially notable was the Freescale (Motorola) IPO. Other public equity transactions included two follow-on offerings totalling approximately US$150 million. M&A activities included transactions in the food, consumer, energy and technology industries. Harris Nesbitt also completed two private placements in the industrial and technology industries totalling more than US$275 million.

•	The Energy & Power Group of Harris Nesbitt Equity Research launched coverage of the Exploration & Production sector during the quarter. In May, Harris Nesbitt hosted its first Travel, Lodging & Gaming Investor Conference.

•	Harris Nesbitt continues to win new mandates and close a significant number of transactions. We gained enhanced exposure in both the food industry and the equity sponsor community when we acted as financial advisor to Deutsche Lufthansa AG on the sale of its non-airline-food business subsidiary, Chef Solutions Inc., to Questor Management LLC.

•	The lending arm of the Financial Sponsors Group of Harris Nesbitt provided fully-underwritten senior secured credit facilities to support Linsalata Capital Partners’ acquisition of U-Line Corporation and to finance Linsalata’s ongoing working capital needs. The group is also the administrative agent for the syndicated US$50 million senior secured credit facilities and provides ancillary products and services to the partnership. The Financial Sponsors Group has a dedicated investment and corporate banking practice focused on delivering value-added capital solutions to the private equity community.

•	The Real Estate and Construction Group of Harris Nesbitt, through its lending arm, won the role of joint lead arranger/joint book manager in the syndication of Tetra Tech, Inc.’s new US$235 million senior secured revolving line of credit.

•	The U.S. Securitization Group (USSG) marked a milestone with the completion of the first issuance out of Pooled Investment Notes Capital, LLC (PIN Capital), an asset-backed medium-term note conduit administered by USSG. The PIN Series 2004-1 Notes, rated AAA, funded the $109 million securitization of a portfolio of performing residential mortgages.

BMO Financial Group Third Quarter Report 2004  15

Corporate Support, including Technology and Solutions

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
($ millions, except as noted)	Q3-2004	vs. Q3-2003			vs. Q2-2004			YTD-2004	vs. YTD-2003
Revenue (teb)	(20)	(37)	(+100%	)	(93)	(+100%	)	39	32	+100%
Provision for credit losses	(192)	(149)	(+100%	)	(76)	(67%	)	(413)	(371)	(+100%	)
Non-interest expense	39	26	+100%		14	60%		85	6	8%

Income before taxes and non-controlling interest in subsidiaries	133	86	+100%		(31)	(18%	)	367	397	+100%
Income taxes (teb)	32	30	+100%		—	—		100	168	+100%
Non-controlling interest in subsidiaries	14	—	—		(1)	—		43	(1)	(4%	)

Net income	87	56	+100%		(30)	(25%	)	224	230	+100%

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Technology and Solutions
Technology and Solutions (T&S) manages, maintains and governs information technology, processing, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency.

Financial Performance Review
Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.

Net income of $87 million for the third quarter increased $56 million or 177% from the third quarter a year ago. The improvement was driven by a $149 million decrease in the provision for credit losses, partly offset by lower net investment earnings in the sustained low interest rate environment.

Relative to the second quarter, net income fell $30 million or 25% as lower net investment earnings, lower foreign exchange translation gains, higher expenses and proportionately lower tax benefits more than offset a decline in the provision for credit losses.

Net income for the nine months ended July 31, 2004 was $224 million, compared with a loss of $6 million in the comparable period a year ago. The improvement was driven by a lower provision for credit losses, and higher net gains on investment securities and foreign exchange translation, partially offset by proportionately lower tax benefits in 2004.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP. However, in the current quarter, Investment Banking Group was credited with a $39 million reduction in its provision for credit losses in respect of a recovery on a loan that was written-off in 2001. The original specific provision for credit losses on this loan was charged to Investment Banking Group and was not subject to our expected loss provisioning methodology at the time.

Business Developments and Achievements
T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. Business developments and achievements supported by T&S in the third quarter of 2004 are listed below.

•	In May, BMO Buying Online was launched in Nesbitt Burns Canada, creating an enterprise-wide purchasing application that includes all of BMO, Harris and Nesbitt Burns. Nearly 20,000 employees can make purchases online as well as submit, approve and receive reimbursement for business expenses electronically. Savings are projected to be more than $3 million annually through the reduction of paper expense claims, and through improved availability of expense management information.

16  BMO Financial Group Third Quarter Report 2004

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
May 2004	$52.19
June 2004	$53.62
July 2004	$54.93

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com

For other shareholder information, please contact
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com

For further information on this report, please contact
Investor Relations Department
P.O. Box 1
One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1

To review financial results online, please visit our web site at www.bmo.com

On August 6, 2004, Bank of Montreal announced it had filed and the Toronto Stock Exchange had accepted its Notice of Intention to Purchase Common Shares for cancellation. This Normal-Course Issuer Bid provides that the Bank may, at its discretion, purchase up to 15,000,000 shares, being approximately 3.0 per cent of the then-issued and outstanding shares. The Bid expires on August 6, 2005. A copy of the Notice may be obtained, without charge, from Shareholder Services at the address above.